United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 1)

American Residential Investment Trust, Inc.
(Name of Issuer)

Common Stock ($0.01)
Title of Class of Securities

02926T-10-3
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

3/10/03
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		615,700
Beneficially
Owned By Each	8	Shared Voting		  15,600
Reporting Person
With			9	Sole Dispositive	615,700

			10	Shared Dispositive	  15,600

11	Aggregate Amount Beneficially owned	695,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		8.84 %

14	Type of Reporting Person	IN



















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,600

11	Aggregate Amount Beneficially owned	3,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.04 %

14	Type of Reporting Person			PN
















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds	WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		11,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	11,600

11	Aggregate Amount Beneficially owned	11,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.15 %

14	Type of Reporting Person	CO



















1	Name of Reporting Person	Pleasant Lake Apts. Limited Partnership

2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	400

11	Aggregate Amount Beneficially owned	400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.00 %

14	Type of Reporting Person	PN




















1	Name of Reporting Person	Ramat Securities Ltd.

2	If a member group		a)	/    /
f)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		80,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	80,000

11	Aggregate Amount Beneficially owned	80,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		1.02 %

14	Type of Reporting Person	BD

















There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.

Item	2.	Identity and Background

The Amster Trading Company Charitable Remainder Unitrusts are no longer a reporting person due to their disposition of all shares of American Residential Investment Trust, Inc. owned by the unitrusts.

The Howard M. Amster Charitable Remainder Unitrust is no longer a reporting person due to its disposition of all shares of American Residential Investment Trust, Inc. owned by the unitrust.

The Howard Amster and Tamra F. Gould Charitable Remainder Unitrust is no longer a reporting person due to its disposition of all shares of American Residential Investment Trust, Inc. owned by the unitrust.

Gould Trading Company and Tamra F. Gould are no longer reporting persons due to the dissolution of her marriage to Howard Amster.

Howard Amster is the general partner of Amster Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Limited Partnership.

Howard Amster is a 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.


Howard Amster is an 83 % owner of Ramat Securities Ltd. Mr. Amster can be deemed a beneficial owner of any securities owned by Ramat Securities Ltd., but because he does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd., Mr. Amster disclaims shared voting power and shared dispositive power of those shares.







Amster Trading Company, 25812 Fairmount Blvd., Beachwood, Ohio 44122
Investments

d)	Neither the officers, directors or shareholders of Amster Trading
Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

a)	Howard Amster

b)	23811 Chagrin Blvd. #200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Item	4.	Purpose of Transaction

This 13D amendment number one is filed because:

Amster Trading Company on 12/18/02 received trust distributions in-kind of 11,600 shares of American Residential Investment Trust, Inc. common shares from the Amster Trading Company Charitable Remainder Unitrusts reducing the unitrust holdings in American Residential Investment Trust, Inc. to zero. As a result the unitrusts no longer is a reporting person.






Howard Amster on 12/18/02 received a trust distribution in-kind of 900 shares of American Residential Investment Trust, Inc. common shares from the Howard M Amster
Charitable Remainder Unitrust reducing the unitrust holdings in American Residential Investment Trust, Inc. to zero. As a result the unitrust no longer is a reporting person.

Howard Amster on 12/18/02 received a trust distribution in-kind of 7,300 shares of American Residential Investment
Trust, Inc. common shares from the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust reducing the unitrust holdings in American Residential Investment Trust, Inc.
to zero.  As a result the unitrust no longer is a reporting person.

This amended 13D filing excludes the shares owned by Tamra F. Gould and Gould Trading Company (100% owned corporation of Tamra F. Gould), who are no longer members of this reporting group. Tamra F. Gould is no longer the spouse of Howard Amster; and Mr. Amster disclaims beneficial ownership of such shares.

Item	5.	Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
711,300  shares or 9.04 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 615,700 shares or 7.83 % of the outstanding shares.

Amster Ltd. Partnership owns 3,600 shares or
..04 % of the outstanding shares.

Amster Trading Company owns 11,600 shares or .15 % of the outstanding shares.

Pleasant Lake Apt. Ltd. Partnership owns 400 shares or
..00 % of the outstanding shares.

Ramat Securities Ltd. owns 80,000 shares or
1.02 % of the outstanding shares.






Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		March 10, 2003


Howard Amster


Amster Ltd. Partnership
By:	Howard Amster
Title:	General Partner


Amster Trading Company
By:	Howard Amster
Title:	President


Pleasant Lake Apt. Ltd. Partnership
By:	Howard Amster, President
	Pleasant Lake Apts. Corp.,
Title:	General Partner


Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal